Filed pursuant to Rule 433

Registration Number: 333-169373

June 21, 2012

Alleghany Corporation

$400,000,000 4.950% SENIOR NOTES DUE 2022

Final Term Sheet

June 21, 2012

Issuer:	Alleghany Corporation

Title of Securities:	4.950% Senior Notes due 2022 (the “Notes”)

Security Type:	Senior Unsecured Fixed Rate Notes

Ratings* (Moody’s / S&P):	Baa2 (Moody’s) / BBB (S&P)

Format:	SEC Registered

Trade Date:	June 21, 2012

Settlement Date (T+3):	June 26, 2012

Maturity Date:	June 27, 2022

Aggregate Principal Amount Offered:	$400,000,000

Benchmark Treasury:	1.750% due May 15, 2022

Benchmark Treasury Price / Yield:	101-08 / 1.613%

Spread to Benchmark:	T+335 basis points

Re-offer Yield:	4.963%

Coupon:	4.950% per annum

Price to the Public (Issue Price):	99.898%

Net Price:	99.248%

Net Proceeds to Issuer (before expenses):	$396,992,000

Interest Payment Dates:	Semi-annually on June 27 and December 27 of each year, commencing December 27, 2012

Optional Redemption	Make-whole call at any time at the greater of 100% and the discounted value at Treasury rate plus 50 basis points plus, in each case, accrued and unpaid interest through the redemption date

CUSIP/ISIN:	017175AC4/US017175AC41

Minimum Denomination	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book - Running Managers	Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

*	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of security is not a recommendation to buy, sell or hold securities and may be subject to review, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC fur more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC, at 1-866-718-1649; U.S. Bancorp Investments, Inc., at 1-877-558-2607, or Wells Fargo Securities, LLC, at 1-800-326-5897 or emailing cmclientsupport@wellsfargo.com.